EXHIBIT 99.1

Midroog Ltd. - Issuer Comment for B Communications Ltd.

B Communications Ltd. announced that today Midroog Ltd. has published an "Issuer Comment" regarding the Company.

Below are the main points from Midroogs' report:

In light of B Communications Ltd.’s announcement (the “Company" or "BCom") regarding the ISA’s investigation in connection with the controlling shareholder and managers of the subsidiary, Bezeq The Israel Telecommunication Corp. Ltd. ("Bezeq" or the “Subsidiary"), Midroog estimates that should the results of the investigation be accompanied by a change in the potential to receive dividends from Bezeq as a result of a change in its distribution policy and consequently erosion in the Company's projected debt service ratios and its financial flexibility, negative pressure could be exerted on BCom’s rating (Aa3.il stable).

On June 20, 2017, the Company, the Subsidiary and its parent company, Internet Gold-Golden Lines Ltd., announced that an investigation had been opened by the Israel Securities Authority. According to the report, the investigation concerns suspected violations of the Securities Law and the Penal Law with respect to transactions related to Bezeq's controlling shareholder, by officers and other functionaries of Bezeq and its subsidiary, D.B.S. Satellite Services (1998) Ltd.

In our estimation, the extended length of the investigation and the development of the suspicions against the group's controlling shareholder, if any, may increase BCom’s credit risk, with the concern of further damage to its financial flexibility, both in terms of damage to the value of its holdings in Bezeq and in terms of its access to debt refinancing. It should be noted that the decline in the market price of Bezeq shares since the beginning of 2017, at a rate of 19%, has thus far resulted in an increase in the Company's leverage, which was partly offset by the receipt of dividends from Bezeq and the repayment of debt according to the amortization schedule.

In addition, depending on the nature of the report and the severity of the suspicions and if and when indictments are filed, it is very difficult to assess the possible implications for the Bezeq control permit, and also whether and how the results of the investigation will affect Bezeq's dividend policy and distribution volumes. Accordingly, the increase in the risk level in connection with the Company's financial flexibility, and primarily the future implications the events may have on the potential for receipt of the dividends from Bezeq in relation to Midroog’s base scenario may adversely affect the Company's debt servicing ability and, consequently, the debt service ratios, and lead to negative pressure on the rating. We reiterate that, in Midroog’s base scenario, it was presumed that Bezeq would continue to distribute dividends at a rate of 100% of the net profit in accordance with its policy in the short and medium term. As stated, a long-term deviation from this policy, whose probability of materializing we cannot evaluate at the present time, together with the uncertainty surrounding the investigation, which is also expressed in pressure on Bezeq's share price and the LTV rate, may weigh on the Company's rating. Midroog will continue to monitor the development of the investigation and its impact on the Company's financial parameters and its financial flexibility.

The above information constitutes a translation of the Report published by Midroog (Material points from the report). The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.